SCHEDULE 13G

Amendment No. 22
DR HORTON INC
Common Stock
Cusip #23331A109

Cusip #23331A109
Item 1: 	   	Reporting Person - FMR LLC
Item 4: 	   	Delaware
Item 5: 	   	138,474
Item 6: 	   	0
Item 7: 	   	20,166,446
Item 8: 	   	0
Item 9: 	   	20,187,273
Item 11: 	  	6.253%
Item 12: 	  	HC

Cusip #23331A109
Item 1: 	   	Reporting Person - Edward C. Johnson 3d
Item 4: 	   	United States of America
Item 5: 	   	0
Item 6: 	   	0
Item 7: 	   	20,166,446
Item 8: 	   	0
Item 9: 	   	20,187,273
Item 11: 	  	6.253%
Item 12: 	  	IN

SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

Item 1(a). 	    	Name of Issuer:

  	  	          	DR HORTON INC

Item 1(b). 	    	Name of Issuer's Principal Executive Offices:

  	  	          	D.R. Horton Tower
301 Commerce Street, Suite 500
  	  	          	Forth Worth, TX 76102


Item 2(a). 	     	 Name of Person Filing:

  	   	               	 FMR LLC

Item 2(b). 	     	 Address or Principal Business Office or, if None,
Residence:

  	   	               	 245 Summer Street,Boston,Massachusetts 02210

Item 2(c). 	     	 Citizenship:

  	   	               	 Not applicable

Item 2(d). 	     	 Title of Class of Securities:

  	   	               	 Common Stock

Item 2(e). 	     	 CUSIP Number:

  	   	               	 23331A109

Item 3. 	    	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing,
FMR LLC, is a parent holding company in accordance with Section 240.13d-
1(b)(ii)(G).   (Note:  See Item 7).

Item 4. 	    	Ownership

  	  	     	(a)    Amount Beneficially Owned: 	20,187,273

  	  	     	(b)    Percent of Class: 	6.253%

  	  	     	(c)    Number of shares as to which such person has:

  	  	     	       (i)    sole power to vote or to direct the vote:
138,474

  	  	     	       (ii)    shared power to vote or to direct the vote: 	0

  	  	     	       (iii)    sole power to dispose or to direct the
disposition of: 	20,166,446

  	  	     	       (iv)    shared power to dispose or to direct the
disposition of: 	0

Item 5. 	    	Ownership of Five Percent or Less of a Class.

  	    	     	Not applicable.

Item 6. 	    	Ownership of More than Five Percent on Behalf of Another
Person.

  	    	     	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of DR HORTON INC. No one person's interest in the Common Stock of DR HORTON INC is more than five percent of the total outstanding Common
Stock.

Item 7. 	    	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

  	    	     	See attached Exhibit A.

Item 8. 	    	Identification and Classification of Members of the Group.

  	    	     	Not applicable. See attached Exhibit A.

Item 9. 	    	Notice of Dissolution of Group.

  	    	  	Not applicable.

Item 10. 	    	Certification.



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  	November 8, 2013
  	Date

  	/s/ Scott C. Goebel
  	Signature

  	Scott C. Goebel
  	 Duly authorized under Power of Attorney effective as of June 1, 2008, by and on behalf of FMR LLC and its direct and indirect subsidiaries
SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


                Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 245 Summer Street, Boston, Massachusetts 02210, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 19,461,462 shares or 6.029% of the Common Stock outstanding of DR HORTON INC ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the investment Company Act of 1940.



                Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 19,461,462 shares owned by the Funds.

		Fidelity SelectCo, LLC ("SelectCo"), 1225 17th Street, Suite 1100, Denver, Colorado 80202, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 587,337 shares or 0.181% of the outstanding Common Stock outstanding of DR HORTON INC ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940 (the "SelectCo Funds").



                Edward C. Johnson 3d and FMR LLC, through its control of SelectCo, and the SelectCo Funds each has sole power to dispose of the 587,337 shares owned by the SelectCo Funds.



                Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.



                Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.



                Fidelity Management Trust Company, 245 Summer Street, Boston, Massachusetts 02210, a wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 89,900 shares or 0.028% of the Common Stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s).



                Edward C. Johnson 3d and FMR LLC, through its control of Fidelity Management Trust Company, each has sole dispositive power over 89,900 shares and sole power to vote or to direct the voting of 89,900 shares of Common Stock owned by the institutional account(s) as reported above.



                Strategic Advisers, Inc., 245 Summer Street, Boston, MA 02210, a wholly- owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, provides investment advisory services to individuals.As such, FMR LLC's beneficial ownership includes 6,394 shares, or 0.002%, of the Common Stock outstanding of DR HORTON INC, beneficially owned through Strategic Advisers, Inc



                Pyramis Global Advisors, LLC ("PGALLC"), 900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 20,512 shares or 0.006% of the outstanding Common Stock of DR HORTON INC as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment Company Act of 1940 owning such shares.



                Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole dispositive power over 0 shares and sole power to vote or to direct the voting of 20,512 shares of Common Stock owned by the institutional accounts or funds advised by PGALLC as reported above.



                Pyramis Global Advisors Trust Company ("PGATC"), 900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 20,827 shares or 0.006 % of the outstanding Common Stock of the DR HORTON INC as a result of its serving as investment manager of institutional accounts owning such shares.



                Edward C. Johnson 3d and FMR LLC, through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 0 shares and sole power to vote or to direct the voting of 20,827 shares of Common Stock owned by the institutional accounts managed by PGATC as reported above.


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
RULE 13d-1(f)(1) AGREEMENT


                The undersigned persons, on November 8, 2013, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common Stock of DR HORTON INC at October 31, 2013.


  	FMR LLC

  	By /s/ Scott C. Goebel
  	Scott C. Goebel
  	Duly authorized under Power of Attorney effective as of June 1, 2008, by and on behalf of FMR LLC and its direct and indirect subsidiaries

  	Edward C. Johnson 3d

  	By /s/ Scott C. Goebel
  	Scott C. Goebel
  	Duly authorized under Power of Attorney effective as of June 1, 2008, by and on behalf of Edward C. Johnson 3d

  	Fidelity Management & Research Company

  	By /s/ Scott C. Goebel
  	Scott C. Goebel
  	Senior V.P. and General Counsel